COM HEM

Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Filer: Com Hem Holding AB (publ)
Subject Company: Com Hem Holding AB
Commission File No.: 132-02822

Edited Transcript
COM HEM Holding AB (publ) Q1 2018 Earnings Call
Event Date / Time: 17 April 2018 / 10:00 AM CEST

Operator

Good morning, ladies and gentlemen, and thank you for standing by. Welcome to Com Hem Group Q1 Results Conference Call. At this time, all the participants are in a listen-only mode. There will be a presentation followed by question-and-answer session. [Operator Instructions] I must advise you that the conference is being recorded today, on the 17th of April 2018. Now, without further delay, I would like to hand the conference to your speaker today, Anders Nilsson. Over to you.

Anders Nilsson

Thank you, Afwei, and welcome, everyone. With me on this end, I have Mikael Larsson, our CFO; and James Lowther, Director of Business to Consumer. To start with, we'll summarize the quarter and the outlook and then use most of the time on the call for Q&A so we can address whatever you may be interested in covering.

Well, 2018 is another big year for Com Hem as you can see on page 4. We do a number of exciting things, continue the footprint expansion in the SDU market. We launched next-generation TV services, we upgraded the network and doubled available speeds to about 1-gigabit per second, and we finalized the integration and improved the performance of Boxer. All of these initiatives will lay the foundation for future growth. And above all, the biggest opportunity we see is obviously the transaction with Tele2 which dramatically improves the outlook for the business.

Let's dive into Q1 to see how things actually are going. And as always, Q1 is the quarter when we do our yearly pricing activities. So, James, it would be great if you can take us through that.

James Lowther

Yes, absolutely, Anders. And we have just completed our largest ever price adjustment, and I'm happy to say that it's been a great success for Com Hem and Boxer.

Starting with Com Hem, we have executed a significantly larger price uplift this year on the back of improvements to our broadband and TV proposition. The two major pricing batches have now been implemented and the outcome is as good as we expected. As it's a larger price adjustment, we expected to see a somewhat larger impact on our KPIs than in previous years and both churn and net adds are in line with our expectations. And as usual, you'll see the full upside on revenue in Q2.

The Boxer, the TV price adjustment was completed earlier on the 1st of February and has also gone according to plan.

As the change took place earlier, you can see the full effect already now in Q1. We can see that the more-for-more strategy is working well for both brands and we are continuing to further improve our network and services, of which I'll talk about more in a bit.

Anders Nilsson

Indeed, and thank you very much for that, James. And Mikael, can you please tell us how our operational performance in Q1 affected our financials?

Mikael Larsson

Yes, of course. As most of the price increases became effective only towards the end of Q1 and some not even until 1st of April, we only saw a limited impact on revenue from them in Q1. Still, revenue grew by 4% year-on-year in the Com Hem segment, mainly driven by volume growth in broadband and TV and by 1.6% for the combined group, including Boxer.

1

Underlying EBITDA increased by 5.2% for the Com Hem segment and 3.6% for the group, reaching SEK 738 million in the quarter. This was achieved through a combination of volume growth and tight cost control, with operating costs 4% lower for the group this quarter than one year ago.
Due to frontloaded phasing of investments in 2018, we have SEK 300 million spent on CapEx in Q1. Operating free cash flow ended up at similar level as in Q1 last year, SEK 438 million. Shareholders were remunerated by SEK 209 million of buybacks and SEK 3 per share in cash dividend paid in the quarter. This resulted in total shareholder remuneration of SEK 740 million. The second portion of the cash dividend will be paid in beginning of July, while no further buybacks will be done until the merger with Tele2 is closed.
Leverage for the group remained in the middle of our target range at 3.7 times net debt to underlying EBITDA end of the quarter. In beginning of April, we have extended maturity for all our bank facilities to December 2020 to ensure that we do not have any short-term debt in our balance sheet.
And to summarize, I think we, in the quarter, have continued to show steady organic growth of both revenue and profits while remunerating shareholders and maintaining proper control over the balance sheet. Well, what do you say, Anders?
Anders Nilsson
I agree, Mikael, and I think we are well on our way to deliver on our guidance for the full year. One of our growth levers is the expansion of our addressable households into the SDU market. And from a starting point of 2 million addressable households all in MDUs when we started the expansion in Q3 2016 with a goal to increase with an additional 1 million households to a total of 3 million households by 2020. That will be a 50% increase of our addressable households and significantly extended time at which we can grow our customer base and revenue at current pace.
So, how are we doing? Well, last quarter, we added 100,000 households to a total of 2.9 million, which is an increase of 45% from the starting point. So, it’s going very well in other words.
As you know, the acquisition of Boxer is an extension of the footprint expansion strategy, as most of Boxers customers actually live in SDUs. If we take a step back and look at the trend for Boxer the last year when the company has been a part of the Com Hem Group, we see significant improvements. This quarter, the customer and RGU loss is almost half to what it was in Q1 last year. In February, Boxer was actually RGU neutral which shows that it’s possible to achieve stability, although it’s not a trend yet, as it was influenced by increased demand for TV services on the back of the Winter Olympics.
Boxer is now aligned to the more-for-more strategy, and as you heard from James, pricing was put through in Q1 with full positive impact on ARPU visible already. Churn was elevated as a consequence of the pricing activity and we expect it to return to normalized levels in Q2. In Boxer, there is however a risk of a conflict with one content supplier in Q2, which may influence churn in the quarter.
Then on the 12th of April, we had two major product launches both in TV. So, James, please take us through that.
James Lowther
Yes. It’s been an exciting few weeks for our TV customers. Firstly, we have taken a massive step forward with the launch of our award-winning TV Hub. The TV Hub offers our customers the best modern way to watch TV blending linear, on-demand, and OTT content into one seamless experience, with exciting features like voice control and 4K included. And it’s not just us that think it’s an exciting product, Metro reviewed the Hub and gave it 4 Stars saying that the dream of all kinds of entertainment in one single unit just became more real. We have launched it first for Com Hem customers and we’ll feature it in our marketing campaign later this quarter with Boxer to follow soon.
In addition, we’ve also taken another significant step towards the future with the launch of our ComBo boxless TV proposition. From launch, it will offer a range of high quality scripted drama, comedies and documentaries on-demand and we’ll continue to grow the content lineup and range of devices over time.
Together with TiVo, this means we can now offer our customers the best modern and traditional ways to watch TV.
And in the future, customers can watch about any set-top box at home as we develop our ComBo offering. So this, in effect, means that we have actually launched the successor to TiVo which is the TiVo Hub and the first iteration of the successor to the TV Hub, our first boxless proposition which we call ComBo.
We launched them both at the same time and this is in line with a strategy we have shared with all of you the last year.

We have been able to launch ComBo much earlier than expected which we’re very happy about of course. Well, it’s not only in TV we are making progress, our network is getting a complete makeover this year as well. Yes, our network upgrades are continuing to roll out according to schedule.
As a quick reminder to everyone, DOCSIS 3.1 is the latest cable technology which enables us to super charge our broadband and offers speed above 1 gigabit per second, which is faster than the majority of LAN networks in Sweden.
It also doubles our available capacity and simplifies our network infrastructure which means we can offer even higher quality to our customers.
We’ve already upgraded 20% of our network and we are on-track to have the majority of the rollout completed by the end of 2018. As a result, you can expect to see us launch speeds about 1 gigabit per second in the second half of this year, indeed. And that sums up what we have done so far this year. And now please go to page 5 for a few words on what you can expect from us going forward.
In Q2, we should see the positive effects of the pricing activity along with churn coming down both for Boxer and Com Hem. TV Hub sales will gradually be ramped up during Q2, so don’t expect any near-term boost to intake. ComBo, the first boxless TV product from Com Hem and Boxer is already launched and will be developed going forward. We plan to go to DOCSIS 3.1 during the fall and offer 1-plus gigabit speeds in the coax network. And then, of course, we are preparing for the merger with Tele2 as much as we can so we can hit the ground running when the merger takes place.
Finally, given our performance in Q1 and the outlook, we reiterate the guidance for 2018. So, expect mid-single-digit underlying EBITDA growth for the group, CapEx of SEK 1 billion to SEK 1.1 billion and leverage of 3.5 to 4 times underlying EBITDA.
Operator, let’s go to Q&A.
Operator
Thank you very much. [Operator Instructions] The first question comes from the line of Lena Österberg. Ask your question. Your line is open now.
<Q—Lena Österberg>: Yes. Good morning. I was wondering a little bit if you could say something about churn for
Com Hem Q2, Q3. You indicate that it should come down somewhat in Q2, but maybe still be elevated. So, if you could give some indication on the expected progression there.
And also on Boxer for Q2, you say that the IT integration is now completed into the second quarter, should we expect further savings from that? And also, now that you have the IT systems fully linked up and aligned, how will that change your go-to market strategy now with the TV Hub?
And then maybe finally, if you could say something on extraordinary cost for the rest of the year given that you had quite high cost in the quarter related to the Tele2 merger?
<A—Anders Nilsson>: Hi, Lena. Thank you very much for your questions, as always, and we’ll share them amongst ourselves here. I think we’ll start with the churn, James.
<A—James Lowther>: Yes. And good morning, Lena. So, for Com Hem, the shape of customer churn in the first half of 2018 will be a bit different to last year. Firstly, we’ve decided not to renew one small landlord contract. This happens from time to time. It’s a normal part of the business. And we see no change in the underlying trends of our ability to win and retain landlord contract. And this is responsible for 0.8% of the churn rate in Q1 or about 1,800 customers. It’s also worth noting that the TV customer base would have effectively been flat if it hadn’t been for that effect.
Secondly, we’ve executed a significantly larger price uplift this year, as I mentioned, at the beginning of the call. And as the majority of that is completed in Q1 on the normal days, but we have executed slightly different timing this year.
So, in short, what we’re doing is keeping customers the longer this year for the small amount who are churning due to the price adjustment. So, looking forward to Q2, we don’t give specific guidance on the quarter, but we expect it to come down significantly from Q1. But we expect it to remain somewhat elevated from Q2 2017 due to these timing differences.

<A—Anders Nilsson>: True. Very good. Thank you very much. Then we had a couple of questions on synergies and savings in Boxer and also extraordinary costs, Mikael.
<A—Mikael Larsson>: Yes. And you are right, Lena. The IT integration is – it’s not fully completed yet. The IT systems are up and running. And we are currently migrating customers for Boxer into the Com Hem IT systems. This we’ll continue to do for a couple of months. So, we’ll have the full integration done by the end of Q2. And that means that from Q3 and onwards, you will see the remaining synergies to be realized. And these were – are expected to be roughly SEK 25 million on annual run rate. So, this will come into effect from Q3 and onwards. I hope that answers your question.
And then on extraordinary costs, they were a bit higher than usual in Q1. Going forward, we don’t expect – we expect them to be on a normal run rate level for until the merger with Tele2 is completed. Then, of course, we will have extra costs for advisors and so and that will come when the merger is closed. I hope that answers your questions.
<Q—Lena Österberg>: Perfect. Thank you.
<A—Anders Nilsson>: Then you had a question, Lena, about the TV Hub and Boxer if I remember correctly.
<Q—Lena Österberg>: Yes. Now, that you already launched it with Boxer, how will you approach your customers at Boxer with systems integrated in the new product in the pipeline? What will be different now?
<A—Anders Nilsson>: So, I mean, this will be a significant difference for – especially for the Boxer customers who don’t have the equivalent of the TiVo service today. So, going from whatever service they have today to the TV Hub will be a massive uplift where – which we think will drive customer satisfaction quite tremendously. And we’re starting to roll out the TV Hub starting with Com Hem and soon to follow is Boxer. And so, there will be a gradual rollout and then we’ll see the positive effects of that going forward. Does that answer your question?
<Q—Lena Österberg>: Unless you can say when you expect to launch it.
<A—Anders Nilsson>: In the near-term future.
<Q—Lena Österberg>: Okay.
<A—Anders Nilsson>: Yeah. Thank you very much, Lena.
Operator
Thank you very much. And the next question comes from the line of Peter Nielsen. Open your line for your question, please.
<Q—Peter Kurt Nielsen>: Thanks very much. Yeah. Just a couple please. First of all, you’ve spoken about Boxer, could you talk a bit about demand and competitive intensity in the SDU market now, not Boxer, but sort of in general, and just give us an update, any news or views on your side on the regulatory situation, please?
And just secondly, as you discussed your new TV products, et cetera, just update us, how is the situation on the content side at the moment? Is there anything? Is this sort of the normal, if I can put it that way, price increases you’re seeing on a yearly basis or is there any new situation? Thank you.
<A—Anders Nilsson>: Thank you very much, Peter. So what happens in the SDU market, it’s fair to say that the build-out has come down a bit over the last half year to three quarters and you have seen that from other operators coming with their results and showing their progress. So, I think that’s the major theme in the SDU market right now. As we now are connected more or less to every network, we want to be connected to and we have unbundled more or less all the households we want to unbundle. You have seen the uplift in our universe was 45% and we are now at 2.9 million, close to the 3 million target due for 2020. So I think we’re in very good shape and we’re not in need of any more universe right now, I can tell you in order to be able to grow at the pace we’re growing now for quite some time into the future. So we are very happy where we’re sitting.
I think you most likely see increased competition on the build side, but that’s not something we are exposed to since we are not building. We are unbundling and using existing infrastructure and so that doesn’t affect us. When it comes to sales, I think that is going along according to plan. We do not see any irrational behavior in the marketplace – in the SDU marketplace and we are happy with the development there.
When it comes to the regulatory side, there is this review of the regulation by PTS as you know, and that is still ongoing. We have not heard back from them yet. We hope to hear something back during hopefully this quarter. But it’s out of – it’s in the hand of PTS so we have to wait and see. But there are no further development there we are aware of.
Then, when it comes to TV product, I think you – it remains the same as we have discussed before. On the content supplier side, we renegotiated content contracts and I mentioned initially that there is a content contract which may go to conflict for Boxer in Q2. And this will happen from time to time. You see that from other operators that now and then there are conflicts or near conflicts and I think this will continue as the business model for TV operators and content suppliers change. So, it’s the natural way of that evolution.
But in terms of changes underlying and fundamentally in the way the market behaves, there is none. It remains the same. Hope that answers your questions, Peter.
<Q—Peter Kurt Nielsen>: Super. Thank you.
<A—Anders Nilsson>: Thanks.
Operator
Thank you very much. And the next question comes from the line of Terence Tsui. Ask your question please. Your line is now open.
<Q—Terence Tsui>: Yeah. Thank you. Good morning. I’ve got like a few questions please. Just, firstly, please can you remind us again around the timing with the Tele2 merger? How’s that been going with the filing of various documentation? Can you give us any initial thoughts about how the discussions of the competition authorities have progressed?
And then secondly looking at the new TV launch, it’s obviously very exciting. From a consumer perspective, can you give us an idea of what sort of benefits they’re getting versus say buying a smart TV from Apple and taking an absolute subscription from them? Why is it better to get this TV Hub?
And then thirdly just on Boxer. The RGU trends continue to be under a bit of pressure. When do you think RGUs can start to stabilize and are you still optimistic that there could be some revenue growth opportunities further down the line? Thank you.
<A—Anders Nilsson>: Thank you, Terence. So, let’s kick off with the timing of the Tele2 merger and I’ll start with a short answer. It’s going according to plan and we estimate to be able to close during the second half of this year, exactly in line with what we communicated when we announced the merger. And this then entails that all the processes that will lead onto that actually are on track and going well and that is both to for the EU kind of commission filing and work with them in order to clear it from a competitive standpoint and it’s also too for the process which will lead into an AGMs in their respective companies later in the year. And it’s also too for the integration work which has been kicked off and is in full swing. So, we’re happy with that, and it looks good.
Then we have the question on the TiVo – TV Hub and its competitiveness compared to other stuff in the market.
James?
<A—James Lowther>: Yes. And good morning, Terence. And if you turn to slide 11, you’ll see some more details on there as well. So the base thing which I mentioned at the beginning of the call is that the TV Hub offers the best modern way to watch TV fusing linear, on-demand and OTT content together in one place. If you compare that to other services or places where you can get your on-demand content, as places where you can get linear, but no one so far has managed to bring all of those content sources together into one place for our customers.
And in particular, the Netflix, SVT Play, TV4 Play and YouTube, which are the four biggest streaming services in
Sweden, they’re all fully integrated on the TV Hub and have dedicated buttons making it really simple for our customers to use and get all of their favorite content in one place. The other thing it features is voice control and that’s going to be one of the key features which we focus on in our marketing campaign later this quarter, making it really easy in a modern way for people to search for content and find what they’re looking for without scrolling through different menus. And finally, the box is also compatible with 4K and Ultra HD content. And from launch, in particular with Netflix, we’ll have access to all of the 4K content for customers to watch.
<A—Anders Nilsson>: Yeah, indeed. And once you start using it, which I’ve done now for quite some time during the alpha and beta testing, it’s a fantastic product. I actually have an Apple TV next to it and I tend to use the TV app instead. Maybe I’m biased though, I don’t know, but that’s my preferred choice.
Then the last question you had, Terence, if I remember correctly, was in the RGU trend of Boxer. And it’s true, it’s still under pressure and that’s in line with expectations and what we have guided to. However, when it comes to the performance year-on-year, you see momentum going the right way. So we lost basically half of the customers in RGUs we did a year ago. So, that’s a good momentum.
And as you know, the churn was elevated in Q1 on back of pricing. That will come down in Q2 which will ease the pressure on RGU losses. And we still think it’s reasonable to believe that we will be able to go to stability going forward. The hard thing is to predict exactly when it’s going to happen. But we’re heading in that direction, and it could be as early as this year which we have said before as well and we stick to that. Is that okay, Terence?
<Q—Terence Tsui>: That’s perfect. Thanks very much.
<A—Anders Nilsson>: Thank you.
Operator
Thank you very much. And the next question comes from the line of Irina Idrissova. Go ahead, Irina. Your line is open now.
<Q—Irina Idrissova>: Hi. Good morning. Thanks for taking my questions. So my first one is on B2B. How does the revenue trajectory compare to what you expect in this year and when would you expect for revenues to stop declining?
My second question is on the TV Hub again. I mean, obviously, it’s still early days, but how does kind of the customer reaction compare to your prior experience, for example, the TiVo launch in the past, and do you expect for this product to be as impactful as when you first launched TiVo?
My final question is on the future converged strategy with Tele2. There have been some recent pricing moves in the mobile market. Does that change your thinking on the converged strategy at all? Do you still think you can avoid the hard bundle discount route seeing as some of the rivals started kind of aggressive price cuts at the low end? Thank you.
<A—Anders Nilsson>: Thank you very much, Irina. Appreciate those three questions. So, B2B, Mikael?
<A—Mikael Larsson>: Yes. Sure. So if we go back one year and compare in the B2B business, as you might recall, we restructured our business-to-business operations in Q1 last year and that means that from Q2 last year, you’ll see us taking out some very low margin revenue in the business and that has affected comparabilities up until now.
From Q2, we will compare it with more apples-for-apples with the OnNet business in – within B2B growing, the high margin OnNet business growing very fast, 25% in this quarter. So, that will improve numbers when you compare them year-on-year. can’t give any exact forecast on the – if there will be a growth or continued smaller loss in revenue in Q2, but we are on the right trajectory there as you will see us turn the business around also from the revenue perspective. When it comes to EBITDA and cash flow, we are growing the business year-on-year also in Q1.
<A—Anders Nilsson>: Exactly. So even better times ahead, that’s the conclusion.
<A—Mikael Larsson>: That’s it for conclusion.
<A—Anders Nilsson>: Great. So, TV Hub versus TiVo, what do you think, James?

<A—James Lowther>: Yes. And it’s obviously early days to gauge the customer reaction. So, we haven’t started marketing it yet. But we expect it to be a massive success with our customers. We’ve done extensive focus groups and alpha and beta testing and it’s had an incredibly positive reaction from everyone who has used it so far. Also, as I mentioned, Metro have reviewed it and gone through the features, and they’re as excited as we are about the potential it has for our customer base. So early days so far, but we’re expecting it to be a huge success.
<A—Anders Nilsson>: Yeah, we are. But also bear in mind that in Q2, we’re now actually rolling it out and ramping up the rollouts. So I mean, it’s only Com Hem which we have started, Boxer will follow soon. And then, we’ll start marketing further down in the quarter. So you will not see a massive impact in Q2. This will be the start of the journey, if you will. But I agree with James. Over time, I think this should be – should have a big impact on our TV base, on our ability to grow in TV.
Great. So then, the question was on convergence and whether we think pricing moves from the discounters. We have seen recently will be something that will make us having to go down the discount routes rather than the more-for-more routes. And the answer is no. I think there is an absolute way of doing more-for-more and I think it’s even more pronounced now that you see discounting that it’s – you will distinguish yourself by going the more-for-more route and that’s the right way to go. So I don’t expect any changes there.
You will however see different types of price points for the different types of converged offers given where you operate in the marketplace. So if you are – if you have a discount brand and you go convergence, you have one price point and if you are a premium brand and you go convergence, you have a different price point obviously. But it’s still based on more-for-more and not based on discounting. I hope that spread some light on these issues, Irina.
<Q—Irina Idrissova>: Great. Thank you very much.
<A—Anders Nilsson>: Thank you.
Operator
Thank you very much. And this question now comes from the line of Henrik Herbst. Ask your question, please. Your line is now open.
<Q—Henrik Herbst>: Great. Thanks very much. I had a few questions as well. Just in terms of the housing association contract, I think you said you didn’t want to renew. Can you just talk a little bit about what happened if they demanded to have a discount or if there were something with the service or what was it and why you’re so sort of confident that you won’t lose more of those type of contracts?
Then secondly, I just want to see if you could give an update in terms of the SDU expansion not just in terms of homes addressable, but uptake and I think you’ve said in the past that you expected ARPU to be higher than in your MDU footprint. So, maybe if you can give a bit of color on that?
And then, the last question is on the Boxer ARPU. So, you put through a price increase on the back book for the first time, but the ARPU growth I think slowed down. Maybe you can talk about a little bit the other dynamics impacting
ARPU? Thanks very much.
<A—Anders Nilsson>: Thank you, Henrik. So I’ll start with the first one which is the housing association.
And we saw a – in this particular case, we saw a new player in this market coming in for a brief period of time taking contract at price level which are not sustainable. And our belief is that this operator will go away since that they will never make money. And therefore, we opted not to renew this particular contract at the price point which was offered.
And I have to stress that this is something which is limited to this particular operator. It’s not something that goes to the bigger operators we see as our competitors. So we are fairly confident that this is an isolated problem that will not spread and basically already has gone away without trying to say too much.
Then the next question was the SDU expansion and how that impacts us, James.
<A—James Lowther>: Yes. And good morning, Henrik. Yes. We see that we’re able to compete very effectively in the SDU market. As you say, we see customers in the SDU market generally are larger households, have a higher propensity to take higher TV packages, and a high propensity to attach it. And that is reflected in the incoming

ARPU that we see from the SDU segment. Equally, we find we’re able to compete effectively in all of the network types which we compete in wherever it’s open networks, unbundled, fiber, or even still within the coax footprint.
<A—Anders Nilsson>: Okay. Thank you, James. Then for Boxer, Mikael.
<A—Mikael Larsson>: For Boxer and the ARPU, the ARPU increased by SEK 3 this quarter, and it also increased by SEK 3 in Q4 last year versus Q3. So, it’s a positive trend, and this is driven – I mean, in Q1 main portion of this was, of course, driven by the price increases. It’s also driven by that we have a higher proportion of duals with or even triple to some extent, but with the broadband combined with TV to the majority of the broadband customers we have in the business. So, these are the main drivers. But, of course, in the ARPU, there are, of course, other effects as well, but these are the two main drivers [ph] fully (00:33:24) positive.
<A—Anders Nilsson>: So my key takeaway here is that we now have aligned Boxer to Com Hem when it comes to the more-for-more strategy and we’re able to put through pricing on the back book with success in Q1. So, that’s the major step in the right direction for me.
<Q—Henrik Herbst>: Can I just follow up in terms of the SDU take-up. Are you still [indiscernible] (00:33:46) or do you have positive subscriber trends in the MDU footprint? And then, on the Boxer ARPU, I guess year-over-year the ARPU growth slowed, so I guess it’s probably something that is offsetting some of the price increase if you could just talk a little bit about that. Thank you.
<A—Anders Nilsson>: Yeah. For Boxer, I mean, if you go one year back, it also had – they have the effect in last year from price increases which they implemented before we bought them. So we have that affecting ARPU – our ARPU as well in the past.
<Q—Henrik Herbst>: Okay.
<A—Anders Nilsson>: There is no major shift in trends or anything going on.
<A—James Lowther>: And then, on the SDU/MDU split, we don’t break it out specifically, but yes, we’re able to compete effectively everywhere. We’re able to grow within MDU as well as the SDU market.
<Q—Henrik Herbst>: Great. Thanks very much.
<A—Anders Nilsson>: Thank you, Henrik.
Operator
Thank you very much. And the next question comes from the line of Victor Höglund. Ask your question please. Your line is now open.
<Q—Victor Höglund>: Yes. Good morning and thanks. [ph] Most questions was taken here (00:35:00), but I just wanted to – you mentioned content negotiation for Boxer. Can you just explain what that is? And then secondly, I was just wondering here, so I understand that the TV net adds would have been flat excluding the landlord contract. Just wondering here on the ARPU because the ARPU is – I understand the price hikes were in March and you expect more in April. And just how we should think about the ARPU going forward since it’s a bit weaker than last year, the trend here between Q1 and Q4? Is there anything here we should have in mind when looking forward or should we expect that the price hikes really come through in ARPU? If you can comment anything about the underlying moving parts, maybe down-trading the base or not, et cetera? Thanks.
<A—Anders Nilsson>: Thank you, Victor. Too good questions. So, as always, we have content negotiations ongoing most of the time. And normally, what we do here when we have these quarterly releases is that we flag if we see a risk of content negotiations going into conflict. And we now see such a risk when it comes to one specific content supplier for Boxer, and that’s why we flagged it. We don’t know if it’s going to happen, but there is a risk and we want to be upfront about that, too. I’m not going to be surprised if it happens.

We never disclose who it is upfront because that will not help negotiations, the negotiation climate, and I think you appreciate that. But now and if it happens, we have flagged this and understand why. And the underlying, the issues are the same and we have gone through them on numerous occasions. I mean, it’s all about the change of landscape where media companies are under pressure and the change of viewing behavior. And that kind of dynamic, which we have talked through many times, and it’s the same thing this time. So, that’s what I can tell you on that one, Victor. Then when it comes to TV net adds and ARPU, Mikael.
<A—Mikael Larsson>: And TV, and then we move to Com Hem, I assume, and the TV ARPU and you are right...
<Q—Victor Höglund>: Yes.
<A—Mikael Larsson>: ...it’s slightly declining if you extracted also the figures we provide. And that’s why I have said in previous quarters, this is not new. We have had a slight downward pressure since we implemented price increases last year. And the main factor is that we – the customers we take on board, new customers, we have had a high number of net adds and gross adds in the previous quarters, not this quarter but previous quarters. And they come in with a slightly lower ARPU down the base.
There are no major shifts toward what you refer to as downspins. Of course, some customers spin down and some customers they go to higher activity as well. But there is no major or no shift there in the trend, I would say.
When it comes to price increases, they didn’t affect the TV ARPU in Q1. Most of the price increases for TV, they became effective now 1st of April. So we’ll see that effect in Q2. And the net adds and the landlord contracts, you are right that we would have been flattish on the TV net ads in Q1 for Com Hem segment if it hasn’t been for this landlord contract.
<Q—Victor Höglund>: Okay. If I just add there on the ARPU and what I’m supposed [indiscernible] (00:38:48) we should expect the same uptick in ARPU this year as we did last year on TV or I guess the price hikes are bigger, but then maybe the net adds are on a lower base and the net of that is assumed that that would be higher or lower positive effect than previous years on the ARPU uptick throughout the rest of the year? Any comment that would be great.
<A—James Lowther>: Hi, Victor. It’s James here. So we don’t give specific guidance on sort of the breakdown of
ARPU looking forward to Q2. What I can say is that we put up – put more pricing through on more TV tiers and this year than we have done in previous years. So, the balance is slightly more towards TV than it has been in previous years, and you can expect to see that reflected going forward.
<Q—Victor Höglund>: Very helpful.
<A—Anders Nilsson>: I think... [indiscernible] (00:39:48)
<A—Anders Nilsson>: ...this one, Victor.
<Q—Victor Höglund>: Thanks very much.
<A—Anders Nilsson>: Is that okay?
<Q—Victor Höglund>: Absolutely. Great. Thanks.
<A—Anders Nilsson>: Thank you.
Operator
Thank you very much. And this question now comes from the line of Usman Ghazi. Ask your questions please. Your line is open.

<Q—Usman Ghazi>: Hello, gentlemen. It’s Usman from Berenberg. Thank you for taking the question. I’ve got three questions, please. The first question was just on the Hub. In some markets, we’re seeing Apple cooperate more with telcos such that the linear and the subscription video on-demand is actually all incorporated within the Apple box itself.
So I was just wondering how – whether you see a possibility that, over time, you basically get rid of the hardware so that customer basically doesn’t have to have a Com Hem hardware plus an Apple box, but instead everything is within the Apple box itself? I’m specifically referring to the Swiss market here where this has been trialed, so any comments on that would be interesting.
The second question was just on the SDU market. Again, you mentioned that there was some build pressure. I mean are you seeing connection costs that the households have to pay? Is there pressure on that as well or is that broadly stable?
And then my final question was just sitting here in the UK, I mean, you hear a bit of news flow on the Swedish housing market and how that might cause a pressure on the economy. I was just wondering if you could just update us on how friends are tracking just macro wise and housing market in general. Thank you. Hello?
Operator
Hello. I’m afraid the speaker line has disconnected. I will just reconnect back. Please standby.
[Technical Difficulty] (00:41:52-00:43:36)
Operator
Ladies and gentlemen, thank you for standing by. We’re now reconnecting the speaker.
[Technical Difficulty] (00:43:41-00:45:42)
Operator
Ladies and gentlemen, thank you for standing by, when the speaker is reconnecting.
[Technical Difficulty] (00:45:47-00:52:33)
<A—Anders Nilsson>: ...you may want to have answer to. So please, operator?
Operator
Yes, you are now in the main room and we still have 21 lines connected.
<A—Anders Nilsson>: Yes, and we’re happy to take questions.
Operator
Okay. [Operator Instructions] And now, we have a question coming from the line of Siyi He. Ask your question, please. Your line is now open.
<Q—Siyi He>: Hello. Good morning. Thank you for taking my questions. I have two, please. And the first one is on the Com Hem segment. I understand that you put through more price increase in Q1 that drives upward churn. But at the same time, it looks like your selling cost and the CPE CapEx also went up, but the gross ads seems to be at the same level as before. Just wondering if you can talk about the trend you see when it comes to the customer acquisition, do you see that you need more money to spend to attract new customers?
And the second question is on the DOCSIS 3.1 upgrades you’re doing. I mean, whether – I wonder if you can share us about the thoughts that you have around monetizing the investment, particularly given that your front book pricing are similar to the incumbent right now. And do you think that you could be in a position to price ahead your competition?
Thank you very much.
<A—Anders Nilsson>: Okay. Thank you very much for those two question and thanks for bearing with us to start with. So, cost of acquiring customers going forward, Mikael.

<A—Mikael Larsson>: Yeah. The trend is the same. There are no changes. The temporary peak you saw in Q1 or the – you’ve rightly point out that the CapEx for CPEs were higher than in previous quarters and still within the ad – as many customers were added in previous quarters. The reason for that is that we – since we lead the customer equipment – the customer that leased equipment from us, we take it as CapEx when we buy these equipment. And in the end, Q1 we bought a lot of TV Hubs which we will hopefully sell, have started to sell now in Q2.
So, that is – it’s only a timing of CPE purchases that drives this up in Q1. Otherwise, the trend is the same. The sales cost per customer net ads is similar during the two previous quarters.
<A—Bo Anders Nilsson>: Great. And then it’s the monetization of DOCSIS 3.1. James?
<A—James Lowther>: Yes. Absolutely. And thank you for the question. So, with DOCSIS 3.1, it enables us to significantly improve our customer experience and – by offering faster speeds than we do today and faster speeds
[indiscernible] (00:55:44), having higher capacity and simplifying the network, we can offer an even better customer experience going forward.
Then in terms of how we monetize it, and that’s more of a taxable decision which we’ll come back to later in the year whether we choose to grow through pricing or through churn reductions and volume growth. But the key takeout is by doing these investments, we are building up that pricing power and customer satisfaction which we can use for the future.
<A—Anders Nilsson>: And I think one key aspect here as well is that we now are capped to 500 meg, basically across our fibrecoax universe . With DOCSIS 3.1, we will go above 1 gigabit. And as we know that the usage of capacity of our customers grow by 40% every year, you will need faster speeds over time in order to get the capacity you are after. And therefore, we have extended the runway at which we can upgrade people to quite many years. And I think that is probably one of the main benefits of DOCSIS 3.1. I hope that explained what we’re up to in terms of the wave.
<Q—Siyi He>: Yes. Thank you very much.
<A—Anders Nilsson>: Thank you.
Operator
Thank you very much. And this question now comes from the line of Usman Ghazi. Ask your question, please. Your line is now open.
<Q—Usman Ghazi>: Hello, gentlemen. Usman from Berenberg again. I’ll try my three questions again. The first one was just on the TV Hub. In the Swiss market, we’ve seen Apple for the first time in a customize the box for the telco operator such that both the linear content and the SVOD content is basically available from the Apple box itself for customers such that they don’t need to have the telco box plus the Apple box. So, I was just wondering if this is something that could – that Com Hem could explore or whether there are any technical limitations for Com Hem to explore this kind of deeper collaboration with Apple in the market.
The second question was on the connection costs for SDUs to connect to fiber. You mentioned that there was some higher competitive pressure on the build side in the SDU market. I was wondering if that is translating into lower connection costs on the fiber side for SDUs.
And then my third question was just on the broader Swedish kind of housing market/macro environment, I mean sitting in London, you hear that there’s a bit of housing bubble in Sweden and that prices are moderating relative to the past. So, any comments on that would be helpful with respect to follow-on impact on your business that we should be thinking about? Thanks.
<A—Anders Nilsson>: Yes. Thank you very much. And thanks for coming back and asking your questions again. And I thought we gave a kind of comprehensive answer to both – to all three of them before I...
<Q—Usman Ghazi>: Sorry. I didn’t – yes. Sorry, the line was broken. So, we didn’t hear it.

<A—Anders Nilsson>: Exactly. Exactly. We’ve got the dry run on answering that. But we’ll do them once again. Happy to do that, obviously, and sorry for dropping out and this technical problem. But anyhow, so the TV Hubs and what comes after that, I mean, we actually launched the successor to the TV Hub at the same day. We call it ComBo. It’s an app based OTT service. It’s the first iteration we have in the market right now and that’s going to be developed quite substantially into a competitive standalone OTT service over time.
And that one we will most definitely sell through all kinds of distributors, including Apple all the time. But not only limited to Apple but also, for instance, when we see opportunities cross-selling into a mobile base. When you have an app-based video service, it’s kind of easy to cross-sell into a mobile base with smartphones. So there are other opportunities which presents themselves in the second phase as part of the enlarged Tele2 Group from going video, but we’ll come back to that in the future. So the answer is yes, we’re going to do what you’re suggesting.
Then when it comes to the SDU market and what’s happening there is that, as you know, we are not building. We have done a small trial, but we are not building. And so we don’t really see what’s happening on the connection side. As you probably need to have to answer this question, too, to the ones that are actually doing the build, we come in when the system is already built and sell on the existing infrastructure. And there, it’s business as usual. No change, I can tell you.
And then when it comes to the macro side, I think Mikael is best placed to have a view on that.
<A—Mikael Larsson>: Yeah. If you look at the housing market, you might be right. I don’t know if we have the right prices or it’s actually a bubble. But anyhow, I think a more important factor is that we have a growing population in Sweden. We have a growing number of households, and there is still a shortage of households or buildings in the country; and that will affect our potential to grow revenue and the number of customers more in the future. And if we are in front of recession, you can look at other recessions in this country and what has happened to our business then. And actually people tend to continue to buy broadband service, that is too important to not buy these days. And in the past, people have actually stayed at home more and watched even more video when you have a recession. So, we don’t see any main or big threat out of it. That is the conclusion. Although – I didn’t answer your question if there is a bubble or not. I’m sorry for that.
<Q—Usman Ghazi>: Sure. No, no, I understand. Thank you.
<A—Anders Nilsson>: Thank you very much.
Operator
Thank you very much. [Operator Instructions] We have no further question at this moment.
Anders Nilsson
Okay. Then I think we’ll stop there. And once again, apologies for the technical mishap we have there in the middle.
And thanks for participating in this call and all your interest and questions. And I wish you all a great day. Thanks.
Bye.
Operator
Thank you very much. This concludes our conference today. Thank you for participating and you may all disconnect.
Speakers, please standby.

IMPORTANT INFORMATION
The information included in this document is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Com Hem Holding AB (publ) (“COM HEM”) or Tele2 AB (publ) (“Tele2”). Tele2 is expected to file a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the planned merger of COM HEM into Tele2 (“Transaction”). Tele2 is expected to mail a merger document, which is part of the registration statement on Form F-4, to security holders of COM HEM in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 plans to file with the SEC or send to security holders of COM HEM in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE REGISTRATION STATEMENT AND THE MERGER DOCUMENT CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. When the registration statement and merger document become available, investors and security holders will be able to obtain free copies of it through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from COM HEM, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40 or from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88.
In addition to the registration statement and merger document, COM HEM and Tele2 file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by COM HEM or Tele2 at: http://www.comhemgroup.se/en/investors/ and http://www.tele2.com/investors/, respectively.
FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements. By their nature, forward- looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although the management of COM HEM believes that the expectations reflected in any forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and COM HEM undertakes no obligation to update any forward-looking statements. Past performance of COM HEM or Tele2 does not guarantee or predict future performance of the combined company. Moreover, COM HEM, Tele2 and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Additionally, there can be no certainty that the Transaction will be completed in the manner and timeframe described in this document, or at all.
NO SOLICITATION
This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.